Exhibit 99.1

Borr Drilling Limited Announces Preliminary Results for the Second Quarter of 2021

Hamilton, Bermuda, August 31, 2021: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces preliminary unaudited results for the three and six months ended June 30, 2021.

Highlights second quarter of 2021
•	Total operating revenues of $54.8 million, an increase of 13% compared to the first quarter of 2021
•
Net loss of $59.9 million, an increase of $5.5 million compared the first quarter of 2021, impacted by a $21.7 million decrease in income from equity method investments, mainly related to the IWS JVs in Mexico

•	Adjusted EBITDA[1] of $3.7 million, an increase of $14.4 million compared to the first quarter of 2021
•
In June, entered into a MoU to sell the Company's ownership in the IWS JVs to streamline Mexico operations and improve liquidity. The transaction was completed in August 2021 and released $26.5 million net in cash

•	Substantially improved cash collections from Pemex to our Mexico JVs
•	In late August 2021, the Company entered into two LOA/LOIs which have previously not been announced for two rigs in West-Africa for a total duration of two years plus options
•
In 2021 to the date of this report, the Company has been awarded 28 new contracts, extensions, exercised options and LOA/LOIs, representing 6,398 days of potential backlog and $542 million in revenues, excluding unexercised optional periods

CEO, Patrick Schorn commented:

"We have seen a steady improvement in operations during the second quarter of 2021 with 13 rigs working at quarter end. Following our significant contract wins year to date, we have added approximately $542 million in revenues to our backlog. In our fleet we have an additional ten delivered rigs that can be deployed in an improving market, and a further five rigs still to be delivered by the Keppel FELS shipyard.

Based on ongoing negotiations expected to be concluded in the coming weeks, we anticipate having 17 rigs operating and generating revenue by year end. Against a backdrop of elevated oil prices, rig demand reverting to and outpacing pre-pandemic levels and rig supply naturally reducing, we are well positioned to benefit from the current environment, and on the way to having all of our 23 delivered rigs working by the end of 2022. The Company should generate positive cash from operations after paying cash interest cost at the current level of 13 rigs operating at contracted rates for a full quarter. This provides us with a solid foundation going forward.

Following improved collections in our Mexican joint ventures and the sale of our stake in the integrated well services joint ventures (“IWS JVs”), we have received $42.4 million from our Mexico operations year to date. The transaction has allowed us to release working capital while simultaneously securing additional work for our five rigs in the country until the end of 2022. Due to a substantial improvement in collections from Pemex in Mexico during 2021, combined with the new arrangement whereby we participate only in joint ventures providing drilling services, we expect increased regularity of cash payments from our Mexico JVs.

The resulting liquidity improvement from the release of cash in Mexico coupled with cash from operations and encouraging market signals means that both management and the board are focusing on further improving our capital structure post 2023. Specific initiatives have been taken with the target of securing a long-term capital structure solution. We expect these, in combination with additional rig activations and rigs in operation, to further strengthen our operating cash flows and financial position going forward."

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, (income)/loss from equity method investments, total financial (income) expense net, income tax expense, amortization of deferred mobilization costs and revenue. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net loss, please see the last page of this report.

Management Discussion and Analysis

The discussion below compares the results of the second quarter of 2021 to the results of the first quarter of 2021.

In $ million	Q2 - 2021	Q1 - 2021	Change ($)	Change (%)
Total operating revenues	54.8	48.4	6.4	13%
Rig operating and maintenance expenses	(47.4)	(48.8)	1.4	(3)%
General and administrative expenses	(7.8)	(11.7)	3.9	(33)%
Total operating expenses	(81.6)	(88.9)	7.3	(8)%
Adjusted EBITDA	3.7	(10.7)	14.4	-
Income / (loss) from equity method investments	(5.7)	16.0	(21.7)	-
Net loss	(59.9)	(54.4)	(5.5)	10%

Cash and cash equivalents	32.4	49.0	(16.6)	(34)%
Total equity	973.5	1,027.9	(54.4)	(5)%

Three months ended June 30, 2021 compared to the three months ended March 31, 2021

Total operating revenues for the second quarter of 2021 were $54.8 million, an increase of $6.4 million compared to the first quarter of 2021, consisting of $49.4 million in dayrate revenues and $5.4 million in related party revenues. Dayrate revenues increased by $2.0 million quarter on quarter due to more rig operating days for the rigs "Prospector 1", "Norve" and "Idun" as a result of commencing contracts, offset by less operating days for "Mist" as it ended its contract in the second quarter, as well as a lower dayrate for "Gunnlod" and less operating days for "Natt". Related party revenues from the Company's JVs in Mexico increased by $4.4 million quarter on quarter as the amendment of the joint venture agreements in the first quarter of 2021 did not impact the second quarter, with the increase partly offset by an increase in standby time on two rigs during the second quarter.

Rig operating and maintenance expenses were $47.4 million for the second quarter of 2021, a decrease of $1.4 million compared to $48.8 million for the first quarter of 2021.

General and administrative expenses were $7.8 million for the second quarter of 2021, a decrease of $3.9 million compared to the first quarter of 2021. The decrease is mainly due to lower corporate overhead costs as well as lower legal costs, which in the first quarter of 2021 were related to amendments to our credit agreements.

Adjusted EBITDA1 for the second quarter 2021 was $3.7 million, an increase of $14.4 million compared to the first quarter of 2021.

Loss from equity method investments relating to our Mexican JVs was $5.7 million for the second quarter 2021 compared to income of $16.0 million in the first quarter 2021, a decrease of $21.7 million. The decrease was mainly attributable to lower income in the IWS JVs due to extended idle time between wells. The Company entered into a memorandum of understanding ("MOU") in late June 2021 to sell its ownership stake in the two IWS JVs. The transaction was completed in August 2021, at which time the Company received net $26.5 million cash representing sale proceeds and settlements of receivables.

Liquidity, Corporate Development and Financing

The Company's cash and cash equivalents balance as of June 30, 2021 was $32.4 million, compared to $49.0 million as of March 31, 2021.

Net cash used in operating activities was $10.9 million, which includes cash interest payments of $13.7 million, and a tax retention receipt of $5.4 million.

Net cash used in investing activities was $5.7 million, which includes additions to jack-up rigs of $4.9 million that mainly relates to rig activation payments on "Skald" .

Included within our cash movements are cash payments received from the Mexican JVs of approximately $6.0 million.

We currently have $1.9 billion of long-term debt, out of which approximately $1.0 billion is provided by shipyards where there are no cash interest payments due until March 2023, except for annual payments to each of the two yards of $6 million in 2021 and $12 million in 2022.

The weighted average interest rate for our interest-bearing debt was 4.7% for the six months ended June 30, 2021, excluding the convertible bond, which carries 3.875% interest.

In July 2021, we established an at-the-market ("ATM") program under which we may offer and sell from time to time up to $40.0 million of our common shares to be listed on the New York Stock Exchange. The Board does not anticipate selling any shares at the current share price level under the ATM program, however the facility has been set up to provide the Company with flexibility as the market improves going forward.

Mexican Joint Ventures Operational Results on a 100% basis (Borr Drilling owns 49%)

In $ million	Q2 - 2021		Q1 - 2021		2020
Mexico Joint Venture EBITDA	Drilling	IWS	Drilling	IWS	Drilling	IWS
Net income (loss)	6.2	(17.9)	(1.9)	37.0	12.0	7.3
Total financial (income) expenses	(0.5)	4.0	0.6	(3.9)	(1.2)	7.9
Income tax expense	1.2	12.0	4.3	(4.3)	1.8	23.6
Amortization of mobilization costs	5.8	—	5.9	0.4	29.7	2.7
Amortization of mobilization revenue	(0.1)	—	(0.8)	—	(3.7)	—
Adjusted EBITDA[2]	12.6	(1.9)	8.1	29.3	38.6	41.5

Our "Drilling" joint ventures' net income was $6.2 million and adjusted EBITDA in the second quarter of 2021 was $12.6 million. Included within the results in the table above, showing second quarter of 2021 results for "Drilling" JVs, are $5.4 million of net costs related to charges from Borr entities, representing bareboat charter fees, staffing and management expenses. The lower income in the Integrated Well Services ("IWS") JVs was driven by lower activity due to extended idle time between wells.

As of June 30, 2021, Borr Drilling had $30.2 million of outstanding receivables from its related party Joint Ventures in Mexico, representing bareboat charter and prepaid expenses. Borr Drilling received approximately $6.0 million cash payments from the Drilling JVs in the second quarter of 2021, and 15 million from the start of the year until June 30, 2021 which was a combination of payment of receivables and repayment of funding provided. After quarter end, the Company received an additional $26.5 million in relation to the sale of the IWS JVs share, which closed in August 2021. The JVs have collected in excess of $350 million from Pemex year to date.

2 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents the JV's periodic net income adjusted for: depreciation and impairment of non-current assets, (income)/loss from equity method investments, total financial (income) expense net, income tax expense, amortization of deferred mobilization costs and revenue. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the JV’s operational performance. For a reconciliation of Adjusted EBITDA to Net loss, please see table above on this page. .

As at June 30, 2021, the Drilling JVs had a cash balance of approximately $24 million, which is a result of the improved collections from Pemex in the first half of 2021. After quarter end, this cash balance has improved further, which in the third quarter is expected to lead to an increase in settlement of due balances from the JVs to Borr Drilling.

Fleet, Operations and Contracts

As of the date of this report, the Company owns 23 modern jack-up rigs, of which 13 rigs are currently active, and one rig is contracted for future work: three in West Africa, two in the North-Sea, four in South East Asia and five in Mexico. Five rigs are under construction at Keppel FELS, scheduled for delivery during 2023, after which the fleet will consist of 28 modern rigs all built after 2010.

Year to date 2021, the Company has executed 18 new contracts and had seven options exercised, for a total potential revenue of approximately $472 million, excluding unexercised optional period. In addition, we have entered into three letters of intent (LOIs) and letters of award (LOAs) that, once converted into contracts, will add total additional potential revenue of approximately $70 million. Two out of these three LOA/LOIs have not been previously announced, and are expected to utilise Frigg and Natt for two one year contracts each in West-Africa, starting up at the end of 2021.

Between firm contracts, exercised options, LOIs and LOAs, the Company has added 6,398 days, or 17.5 years, of potential backlog YTD including contracts through its Drilling JVs. During the same period, our operating rigs have consumed approximately 8.8 years of backlog. Our backlog replenishment ratio YTD stands at a multiple of 2x, meaning that we added twice as many days of backlog as days consumed during the same period.

The Company is in advanced negotiations with customers across South East Asia, West Africa and the North Sea for additional contracts that, if successful, would add over 2.5 years of firm backlog and increase the Company's working rig count further. Additionally, the Company continues to actively participate in an increasing number of tenders across the globe, including some several multi rig and multi year programs.

The technical utilization for the fleet was 99.4% in second quarter of 2021. The economic utilization was 83.1% for the second quarter of 2021, negatively impacted mainly by idle time for three rigs waiting between wells in Mexico. For the first half of 2021, technical utilization was 99.3% and economic utilization 86.2%. We expect all our five rigs operating in Mexico to be back to operating on full rate within the third quarter.

For more details on our rig contracting, see our Fleet Status report issued at the same date of this report.

Market

Global competitive jack-up rig utilization stood at 82% at the end of June 2021, an increase of one percentage point quarter-on-quarter and two percentage points since December 31, 2020. The utilization for the modern jack-up fleet (rigs built after year 2000) has increased by two percentage points from December 31, 2020 to 82% at the end of the second quarter of 2021 and further to 83% as of August 2021.

At the end of June 2021, a total of 345 jack-up rigs were contracted, up from 337 rigs as of December 31, 2020. For modern rigs, contracted rig count stood at 244 versus 101 standard jack-ups, representing 70% of the contracted fleet.

Contracting activities have remained strong in the second quarter and is in an upward trend. In total, approximately 99 jack-up rig years were awarded in the second quarter3 which compares to levels experienced in the fourth quarter of 2019, pre-pandemic. Similarly, tendering activities have accelerated in recent months with several term programs and multi-year tenders ongoing across most jack-up basins. Based on such ongoing tenders and our active discussions with customers, it is anticipated that over 30 additional rigs will be required over the next 12 to 18 months, particularly driven by NOC work programs.

From the competitive jack-up fleet, a total of 19 rigs were retired in the second quarter 2021 and 22 rigs year to date, compared to 21 rigs in the entire 2020. This brings the total number of rigs retired since 2017 to 132 (24 modern and 108 standard), according to Fearnley Offshore. As of August 2021, there are still 43 rigs older than 30 years of age which are uncontracted. 33 rigs have been stacked for a period longer than five years. The Company maintains its view that a significant number of these will become commercially and technically uncompetitive in the coming years.

Data from IHS Markit estimate, based on detailed reviews of drilling programs, that the number of shallow water wells to be drilled will increase from around 1,675 in 2021 to approximately 2,000 in 2022. The 19% year on year increase in activity is expected to create solid momentum to move rates.

From a macro perspective, the sector continues to benefit from the rising demand for oil and gas as economic activity levels recovers in key markets. According to data from IHS Markit, oil demand has increased by 7.1 MMb/d since the beginning of 2021 resulting in significant stock draws and inventories falling below the five year average levels. Since the beginning of 2021, Brent oil price has consistently traded above $60/bbl, a price level that makes a large range of shallow water projects economically viable.

Outlook

With the current fleet of 13 rigs operating for a full quarter at its current rates, the Company should generate positive cash from operations after servicing cash interest cost. Additionally, we estimate to have up to 17 rigs working by year end based on the current visibility in tenders and ongoing negotiations. This excludes potential impact of the larger volumes of work that are currently being tendered in the Middle East. This means several of our five warm stacked and previously activated rigs to be re-activated and operating by the end of this year. The cost associated with these re-activations range from $2 to $4 million per rig, significantly less than when activating newbuilds, of which we have another five ready to be deployed when the right opportunities arise.

We will manage additional activations based on the return the contracts would generate and the cash required for activation. Provided the day rates continue their upward trend, there is opportunity for us to continue the activation of additional modern rigs into the market. This should provide us with sufficient liquidity runway until the debt maturities in 2023. The Company will furthermore work intensively with its creditors in the next months to address the company’s debt maturities due in 2023 targeting a sustainable long term capital structure.

Risks and uncertainties

Borr is exposed to a number of risk factors related to the Company’s finances, operations and the general industry in which the Company operates. The COVID-19 pandemic and associated effects during 2020 and 2021 have increased the natural risks that we face generally.

3 New mutual fixtures excluding fixtures from related parties (i.e.: CNOOC/COSL, ARAMCO, ARO, ADNOC/ADNOC Drilling).

Since March 2020, national and local travel restrictions and lockdowns in various regions following the pandemic outbreak caused disruptions to our operations and the pandemic imposed a risk to the health of our personnel. Our rigs and shore based operations were impacted by reduced personnel, border closures, and many employees were working from home or forced to stay home by local regulations. Further escalations of the current pandemic outbreaks and other public health crisis or natural disasters could occur in the future and could impact Borr’s operations, including our Joint Ventures in Mexico. In addition, the COVID pandemic impacted the global economy and therefore industry demand for drilling services and we have previously reported contract loss and suspensions, as well as reduced marketing opportunities while our customers reacted to circumstances. As a result, we remain subject to risks related to the pandemic and we will continue to monitor our operations and respond to circumstances as they arise.

In addition, while we have improved our liquidity through the equity raise in January 2021 and equity raises in 2020, and we have extended debt maturities and has deferred interest payments, we continue to face liquidity and other risks as described in our 2020 Annual Report, including risks relating to our significant debt maturities falling due in 2023..

Forward looking statements

This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely" and similar expressions and include expectations regarding industry trends and market outlook and signals, including expected trends and activity levels in the jack-up rig and oil industry, expectations as to global jack-up rig fleet count, and expected tenders and demand levels, delivery of newbuilds including expected delivery timing, contract backlog and potential backlog and revenue potential from backlog, contracts, LOIs and LOAs, tendering and contracting activity, market opportunities, statements about our fleet operations and expected contracting and operation of our jack-up rigs and contract terms including estimated duration of contracts and activity of rigs on particular contracts, expected number of rigs in operation and rates, expected offshore E&P capex and wells, demand forecasts, expectations with respect to warm stacked rigs, statements with respect to improving capital structure, expected cash payments from JVs and expected improvement in operational cash flows, expected ability to generate positive cash flow, statements as to market sentiment including statements made under “Market” and “Outlook” above including anticipated rig demand and expectations with respect to rigs being active and in operation and the expectation as to sufficient liquidity until 2023, statements relating to the IWS JVs and dealings with Pemex including statements about contracting and payments, statements with respect to our ATM program, risks and uncertainties relating to the COVID-19 pandemic and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk of delays in payments to our Mexican JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions and tendering activity, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, risks relating to our ability to secure contracts for our rigs and the rates that we will be able to achieve, risks relating to market trends, tender activity and rates, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, risks that our liquidity improvement plan is not effective or that our available liquidity is not sufficient to meet our liquidity requirements and other risks relating to our available liquidity and requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations including debt service obligations and maturities and new-build contract payments in 2023 and obligations under rig purchase contracts and our other obligations as they fall due and other risks described in our working capital statement, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 and on the New York Stock Exchange from July 31, 2019 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

Responsibility Statement

We confirm that, to the best of our knowledge, the interim consolidated financial statements for the first half year of

2021, which has been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) gives a fair statement of the Company’s consolidated assets, liabilities, financial position and results of operations, and that the first half 2021 report includes a fair review of the information required under the Norwegian Securities Trading Act section 5-6 fourth paragraph.

August 31, 2021

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: CFO, +47 22483000

NON GAAP MEASURES AND RECONCILIATIONS

Set forth below is a reconciliation of Net Loss to Earnings Before Interest, Tax and Depreciation (“Adjusted EBITDA”)

(in US$ millions)	Q2 - 2021	Q1 2021
Net loss	(59.9)	(54.4)
Depreciation of non-current assets	26.4	28.4
(Income) from equity method investments	5.7	(16.0)
Financial expense	29.2	27.5
Income tax expense	(1.0)	2.3
Amortization of mobilization costs	4.0	3.5
Amortization of mobilization revenue	(0.7)	(2.0)
Adjusted EBITDA	3.7	(10.7)